FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:   June 29, 2007

Item 3: News Release:  A news release dated and issued on June 29, 2007.

Item 4: Summary of Material Change:

Freegold Reports Additional Almaden Holes – Significant Moly Grades Intersected in North Zones.

Item 5: Full Description of Material Change:

Freegold Reports Additional Almaden Holes – Significant Moly Grades Intersected in North Zones

July 9, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”) is pleased to provide assay results from an additional 12 holes drilled as part of its 34,000-foot resource expansion drill program currently in-progress at the Company’s 100% controlled Almaden gold project in southwestern Idaho.  Two of the holes were located in the north part of the Main Zone to test gold mineralization in proximity to newly mapped feeder zones.  The remaining ten holes were designed to in-fill the wider spaced holes and to test the eastern limits of mineralization in the smaller, lower grade North Zone.  The current drilling has also started to intersect significant and more uniform quantities of molybdenum in the northern parts of the Main Zone and in the North Zone.  Previous drill holes in these zones were not assayed for molybdenum historically.  The Company is still evaluating the significance of these molybdenum occurrences in relation to the genesis and configuration of the  gold mineralization.

Holes 692 (RC) and C-65 (core) were drilled vertically within the northwest extension of the Main Zone and provide true widths of the mineralization that is hosted within the generally flat-lying sediments.  Hole 692 is located 120 feet further NNW of previously released hole C-63, which discovered a new fault at a depth of 570 feet, and which intersected resource-grade gold mineralization extending 540 feet in the hanging wall of this fault.  Hole 692 appears to be located in the same structural hanging wall and the same brecciated and silicified rocks as those intersected in C-63.

Hole C-65, located in the north part of the Main Zone between two of the central feeder structures initially intersected a 45-foot thick section of clay alteration that appears to be a cap above the hydrothermal structures.  Good intervals of resource-grade mineralization were intersected below this cap.

Gold mineralization in Holes 692 and C-65 extend over thicknesses in excess of 250 feet and to depths greater than 300 feet, further extending the size of the deposit which was historically drilled to only 200 feet in this area.  Significant gold assays within these two holes include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Gold Grade (g/tonne)
692	65	325	260	0.026	0.88
Including	85	235	150	0.036	1.24
Including	145	185	40	0.049	1.69
C65	45	315	270	0.018	0.63
including	50	185	135	0.030	1.02
Including	55	85	30	0.048	1.64

Seven of the ten holes drilled in the North Zone were designed to in-fill and confirm the eastern limits of gold mineralization (RC holes 655, 670, 685, 690, 700, 701 and 703), while the remaining three were designed to in-fill areas within the zone that were historically drilled with wider spacing (RC holes 681, 702, and core hole C-77).  The North Zone contains roughly 13% of the total tonnage reported in the most recent 43-101 resource calculation (March 13, 2006) with average grades 7% lower than that of the Main Zone.  In general, all of the shallow in-fill holes conformed to the thicknesses and grades of nearby holes.  Significant gold assays from these holes include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Gold Grade (g/tonne)
655	10	120	110	0.010	0.33
670	10	190	180	0.020	0.69
Including	10	125	115	0.030	1.01
Including	10	50	40	0.036	1.23
681	10	110	100	0.010	0.34
685	5	155	150	0.015	0.52
Including	5	55	50	0.021	0.70
701	30	110	80	0.009	0.30
702	5	210	205	0.016	0.53
Including	20	90	70	0.024	0.80
703	35	140	105	0.010	0.35

The occurrence of molybdenum in both surface and underground samples has been noted since Freegold resumed active exploration work on the Almaden Project in early 2006.  While drill holes in the southern and central portions of the Main Zone had encountered molybdenum in quantities in excess of 0.015% MoS2, these occurrences generally lacked continuity from hole to hole, with higher grades generally occurring in the proximity of feeder structures.  Recent drilling in the North Zone however has encountered molybdenum in quantities as high as 0.32% MoS2 over 5-feet.  Grades in the new holes typically average between 0.03% and 0.05% MoS2 over thicknesses in the 150 to 225 foot range, with the grade of molybdenum declining with gold grades further down the hole.

The significance of this widespread molybdenum encountered both in the North Zone and in recent drilling at the northern end of the Main Zone is uncertain at this time.  The molybdenum appears to have been deposited at the same time as the gold mineralization, and it is likely that the greater complexity of block faulting in the northern portions of the deposit has led to a wider dispersion of the molybdenum in this area.  Significant molybdenum assays within these northern holes include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Mo Grade (% MoS2)
655	10	200	190	0.049%
Including	15	30	15	0.100%
670	5	200	195	0.046%
Including	30	150	120	0.070%
681	10	165	155	0.064%
685	5	185	180	0.060%
Including	30	55	25	0.176%
690	5	150	145	0.030%
701	30	185	155	0.031%
702	5	205	200	0.038%
703	25	195	170	0.039%
C42	30	120	90	0.065%
Including	45	70	25	0.137%
C70	95	155	60	0.050%
C77	0	205	205	0.031%

The strike of the numerous feeder structures that Freegold is defining in the NW portion of the Main Zone continues to remain open to the NW.  Drilling continues to focus on this 2,000 to 3,000 foot wide under-explored area.  Initial drilling within the Stinking Water basin area, located 1,700 feet east of the North Zone has recently been completed and assays are pending.  This area was subject to wide spaced drilling by previous operators and returned some of the highest-grade gold assays within the deposit area.

Diamond drill core and RC samples are generally analysed on five-foot intervals.  All samples are shipped to ALS Chemex at its Winnemucca, NV laboratory for preparation. Pulps are shipped to ALS Chemex Laboratories in Vancouver, B.C. for analysis.  Gold values are determined using fire assay techniques with AA finish and multi element analysis using ICP-AES with aqua regia digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 34,000-foot drilling program aimed at further expanding the size of the resource prior to undertaking new economic evaluations in 2007.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit.  Freegold is also discovering new high-grade veins and bulk tonnage shear zones in its 25,000-foot drill program at its Golden Summit project outside Fairbanks, Alaska.  A 10,000-ton bulk sample collected in the fall of 2006 was successful in uncovered numerous zones of high-grade surface gold mineralization.  Pending permit completion, on-site processing of this bulk sample material plus additional high-grade surface mineralization is expected to commence in late summer 2007.  Freegold has also recently optioned the Vinasale Gold Deposit in Alaska, from Doyon, Limited.  Geophysical, mapping and sampling programs will be carried out on the property in 2007.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 9th day of July, 2007.